SUB-ITEM 77M: Mergers

Hartford Global Capital Appreciation Fund

Effective April 7, 2014, The Hartford Global Growth Fund (the “Global Growth Fund”) merged into Hartford Global Capital Appreciation Fund (the “Global Capital Appreciation Fund”) (formerly The Hartford Capital Appreciation II Fund).

At a meeting held on December 13, 2013, the Board of Directors of The Hartford Mutual Funds, Inc. (the “Company”) approved an Agreement and Plan of Reorganization that provided for the reorganization of the Global Growth Fund, a series of the Company, into The Hartford Capital Appreciation II Fund, a separate series of the Company (the “Reorganization”). The Reorganization did not require shareholder approval.

The Reorganization resulted in: (1) the transfer of all of the assets of the Global Growth Fund to the Global Capital Appreciation Fund in exchange for shares of the Global Capital Appreciation Fund that had an aggregate net asset value equal to the aggregate net asset value of the shares of the Global Growth Fund on the valuation date for the Reorganization; (2) the assumption by the Global Capital Appreciation Fund of all of the liabilities of the Global Growth Fund; and (3) the distribution of shares of the Global Capital Appreciation Fund to the shareholders of the Global Growth Fund in complete liquidation of the Global Growth Fund. Each shareholder of the Global Growth Fund received shares of the Global Capital Appreciation Fund of the same class, and in equal value to, the shares of the Global Growth Fund held by that shareholder as of April 7, 2014.